BETTER NETWORK, INC
d/b/a Withfriends

(a Delaware corporation)

Unaudited Financial Statements for the Years

Ended December 31, 2017 and 2016



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

March 1, 2018

To: Board of Directors, Better Network, Inc.
       Attn: Joe Ahearn
               joe@withfriends.co

Re: 2017-2016 Financial Statement Review
       Better Network, Inc. d/b/a Withfriends

We have reviewed the accompanying financial statements of Better Network, Inc. (the "Company"), which comprise the balance sheets as of December 31, 2017 and 2016, and the related statements of income and cash flows for the periods thus ending, and the related notes to the financial statements.

A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in the Notes and Additional Disclosures, certain conditions indicate the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments which might be necessary should to Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

Sincerely,

 IndigoSpire CPA Group

IndigoSpire CPA Group, LLC
Aurora, CO


BETTER NETWORK, INC.

BALANCE SHEET

As of December 31, 2017 and 2016

(Unaudited)


	2017	**2016**
TOTAL ASSETS		
Current Assets:		
Cash and cash equivalents	$1,202	$86
Total Current Assets	1,202	86
Non-Current Assets:		
None	0	0
Total Non-Current Assets	0	0
TOTAL ASSETS	$1,202	$86
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)		
Liabilities:		
Current Liabilities:		
Accounts payable	324	0
Other current liabilities	382	0
Total Current Liabilities	706	0
Non-Current Liabilities:		
Convertible notes	97,630	82,854
Total Non-Current Liabilities	97,630	82,854
TOTAL LIABILITIES	98,336	82,854
Stockholders' Equity (Deficit):		
Common stock, 10,000,000 shares authorized, par value $0.0001; 4,760,000 shares issued and outstanding	476	476
Additional Paid-in Capital	0	0
Accumulated deficit	(97,610)	(83,244)
Total Stockholders' Equity (Deficit)	(97,134)	(82,768)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)	$1,202	$86


See accompanying notes to the financial statements.


BETTER NETWORK, INC.
STATEMENT OF OPERATIONS
For the Years Ended December 31, 2017 and 2016
(Unaudited)

	2017	2016
Revenues, net	$6,284	$0
General and administrative	6,538	18,817
Research and Development	13,500	37,738
Sales and Marketing	612	2,951
Total Operating Expenses	20,650	59,506
Operating Loss	(14,366)	$(59,506)
Other income/(expense)	0	0
Net Loss	$(14,366)	$(59,506)

See accompanying notes to the financial statements.

BETTER NETWORK, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)
For the Years Ended December 31, 2017 and 2016
(Unaudited)

| | Common Stock | | Additional Paid-in Capital | Accumulated Deficit | Total Stockholders' Equity (Deficit) |
	Shares	Common Stock $			
Balance as of January 1, 2016	4,760,000	$476	$0	$(23,739)	(23,263)
Net Loss	0	0	0	(59,506)	(59,506)
Balance as of December 31, 2016	**4,760,000**	**476**	**0**	**(83,244)**	**(82,768)**
Net Loss	0	0	0	(14,366)	(14,366)
Balance as of December 31, 2017	**4,760,000**	**$476**	**$0**	**$(97,610)**	**$(97,134)**

See accompanying notes to the financial statements.


BETTER NETWORK, INC.

STATEMENT OF CASH FLOWS

For the Years Ended December 31, 2017 and 2016

(Unaudited)


Cash Flows From Operating Activities	2017	2016
Net Loss	$(14,366)	$(59,506)
Adjustments to reconcile net loss to net cash used in operating activities:		
Changes in operating assets and liabilities:		
Increase (decrease) in accounts payable	324	0
Increase (decrease) in other current liabilities	382	0
Net Cash Used In Operating Activities	(13,660)	(59,506)
Cash Flows From Investing Activities		
None	0	0
Net Cash Used In Investing Activities	0	0
Cash Flows From Financing Activities		
Proceeds from issuance of convertible notes	14,776	52,676
Net Cash Provided By Financing Activities	14,776	52,676
Net Change In Cash and Cash Equivalents	1,116	(6,830)
Cash and Cash Equivalents, at Beginning of Period	86	6,916
Cash and Cash Equivalents, at End of Period	$1,202	$86
Supplemental Disclosure of Cash Flow Information		
Cash paid for interest	$0	$0
Cash paid for income taxes	$0	$0


See accompanying notes to the financial statements.


BETTER NETWORK, INC.
NOTES TO FINANCIAL STATEMENTS
For the Years Ended December 31, 2017 and 2016
(Unaudited)

NOTE 1 - NATURE OF OPERATIONS

BETTER NETWORK, INC. d/b/a Withfriends (which may be referred to as the “Company”, “we,” “us,” or “our”) incorporated on June 19, 2015 ("Inception") in the State of Delaware. The Company's headquarters is located New York, NY. The Company provides a software platform assisting cultural spaces in marketing a subscription-based revenue model

Since Inception, the Company has relied on securing loans and selling securities to fund its operations. As of December 31, 2017, the Company had not achieved profitability and will likely incur losses prior to generating positive working capital. These matters raise substantial concern about the Company’s ability to continue as a going concern (see Note 10). During the next 12 months, the Company intends to fund its operations with funding from a crowdfunding campaign (see Note 11) and funds from revenue producing activities, if and when such can be realized. If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP").

Reclassifications
Certain prior year amounts have been reclassified for consistency with the current period presentation. These reclassifications had no effect on the reported results of operations.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents
The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company’s checking account. As of December 31, 2017 and 2016, the Company held $1,202 and $86 in cash, respectively.

Accounts Receivable
Accounts receivable are reported net of allowance for expected losses. It represents the amount management expects to collect from outstanding balances. Differences between the amount due and the amount management expects to collect are charged to operations in the year in which those differences are determined, with an

offsetting entry to a valuation allowance. As of December 31, 2017 and 2016, no allowance was recorded as all receivables are expected to be collected.

Property and Equipment
Property and equipment, which includes computer equipment, are stated at cost.

Depreciation and amortization is calculated using the straight-line method over the estimated useful lives of the respective assets.   Leasehold improvements are amortized over the shorter of the useful life of the related assets or the lease term. Expenditures for repairs and maintenance are charged to expense as incurred. For assets sold or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any related gain or loss in reflected in income for the period.

As of December 31, 2017 and 2016, the Company did not maintain any property or equipment.

Fair Value Measurements
The Company has determined the fair value of certain assets and liabilities in accordance with United States generally accepted accounting principles ("GAAP"), which provides a framework for measuring fair value.

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques should maximize the use of observable inputs and minimize the use of unobservable inputs.

A fair value hierarchy has been established, which prioritizes the valuation inputs into three broad levels. Level 1 inputs consist of quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the related asset or liability. Level 3 inputs are unobservable inputs related to the asset or liability.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income truces represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. At December 31, 2017 and 2016, the Company has established a full allowance against all deferred tax assets.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant trucing authority based on its technical merit.

Revenue Recognition
We recognize revenue when the following four criteria are met: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred; (3) the selling price is fixed or determinable; and (4) collectability is reasonably assured. Revenue, net of promotional discounts, is deferred at the time cash is collected and recognized at the time risk of ownership transfers to the customer.

Organizational Costs
In accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification (ASC) 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

Sales Taxes
Various states impose a sales tax on the Company's sales to non-exempt customers. The Company collects the sales tax, if any, from customers and remits the entire amount to each respective state. The Company's accounting policy is to exclude the tax collected and remitted to the states from revenue and cost of sales.

Advertising
The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements

In May 2014, FASB issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers". Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. The updated standard will replace most existing revenue recognition guidance under U.S. GAAP when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. Early adoption is not permitted. The updated standard for nonpublic entities will be effective after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. We are currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

In February 2016, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2016-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

In August 2016, FASB issued ASU No. 2016-15 "Statement of Cash Flows (Topic 230)." ASU 2016-15 provides classification guidance for certain cash receipts and cash payments including payment of debt extinguishment costs, settlement of zero-coupon debt instruments, insurance claim payments and distributions from equity method investees. The standard is effective on January 1, 2018, with early adoption permitted. The Company is currently in the process of evaluating the impact the adoption will have on its financial statements and related disclosures.

In May 2017, FASB issued ASU 2017-09, "Compensation- Stock Compensation (Topic 718): Scope of Modification Accounting", clarifies such that an entity must apply modification accounting to changes in the terms or conditions of a share-based payment award unless all of the following criteria are met: (1) the fair value of the modified award is the same as the fair value of the original award immediately before the modification. The ASU indicates that if the modification does not affect any of the inputs to the valuation technique used to value the award, the entity is not required to estimate the value immediately before and after the modification; (2) the vesting conditions of the modified award are the same as the vesting conditions of the original award immediately before the modification; and (3) the classification of the modified award as an equity instrument or a liability instrument is the same as the classification of the original award immediately before the modification. The ASU is effective for all entities for fiscal years beginning after December 15, 2017, including interim periods within those years. Early adoption is permitted, including adoption in an interim period. The Company is currently evaluating the impact that this standard will have on our consolidated financial statements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our balance sheet.

NOTE 3 – INVENTORIES

The Company does not maintain any inventory at this time.

NOTE 4 - PROPERTY AND EQUIPMENT

The Company does not maintain any Property or Equipment at this time.

NOTE 5 – DEBT

Convertible loans payable
The Company has issued the bulk of its capital in the form of convertible notes issued to management as well as to other key investors. The terms of the convertible notes are substantially similar offering the holder 4 percent accruing interest.

Upon a qualifying financing event, the convertibles notes will automatically convert to shares of stock in the same class and series as the maker of the qualifying financing event. Additionally, the holders of the convertible notes will receive between a 20-30 percent discount off of the pre-money valuation at the time of the qualifying financing event up to a cap of between $6,000,000 and $8,000,000 in valuation.

NOTE 6 –COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

NOTE 7 – STOCKHOLDERS' EQUITY

The Company has the following classes of equity outstanding:

Common stock
Common stock shares are common voting shares primarily issued to founding members as performance-based equity. There are 4,760,000 shares of common stock outstanding as of December 31, 2017. A total of 10,000,000 shares have been authorized.

NOTE 8 – STOCK-BASED COMPENSATION

Stock Option Plan
The Company initiated a stock-based compensation plan in December 2015 and allocated 3,800,000 common shares to the plan.

As described below, the Company has modified the stock compensation plan in 2018, subsequent to the balance sheet date of these financial statements. The Company has allocated up to 17,000,000 shares of common stock to the modified incentive plan.

NOTE 9 – INCOME TAXES

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future. From inception to December 31, 2017, the Company had net operating losses. Due to the uncertainty as to the Company's ability to generate sufficient taxable income in the future to utilize the net operating losses before they expire, the Company has recorded a valuation allowance to reduce the net deferred tax asset to zero, and accordingly, has not recorded an income tax provision or benefit for the years ended December 31, 2017 or 2016.

The Company is subject to tax in the U.S and files tax returns in the U.S. Federal jurisdiction and New York state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

NOTE 10 – GOING CONCERN

Since inception, the Company has relied upon debt financing to fund operating losses. As of December 31, 2017, we had not achieved profitable results and we will incur additional costs prior to becoming profitable. Operating at a loss and having negative cash flows from operations for the first several years of business is typical in the retail industry; thus, raising capital is a top priority in order for the Company to continue its development. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations with funding from its proposed Regulation Crowdfunding campaign, additional debt and/or equity financings, and funds from revenue producing activities when such can be realized. There are no assurances that we will be able to raise capital on terms acceptable to us. The financial statements do not include any adjustments that might result from these uncertainties.

NOTE 11 – SUBSEQUENT EVENTS

Share Recapitalization and Issuance
In Feburary 2018, the Company filed documents to recapitalize the Company raising the number of authorized shares from 10,000,000 to 100,000,000. Additionally, the number of shares issued and outstanding was raised to approximately 83,000,000 with an additional 17,000,000 shares allocated to the share-based compensation plan, as discussed above.

Anticipated Crowdfunded Offering
The Company is offering up to $350,000 by issuing Simple Agreement for Future Equity ("SAFEs") (the "Crowdfunded Offering"). The Company is attempting to raise a minimum amount of $50,000 in the Crowdfunded Offering and up to $350,000 maximum. The Crowdfunded Offering is being made through WeFunder.

Management's Evaluation
Management has evaluated subsequent events through March 1, 2018, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.